SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 25, 2005

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match Interim Report January – September 2005

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: October 25, 2005	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Interim Report

January – September 2005

- prepared in accordance with IFRS

•	Third quarter net sales were 3,461 MSEK (3,419), and nine month sales were 9,811 MSEK (9,797)

•	Operating income amounted to 953 MSEK (454) for the third quarter and 2,118 MSEK (3,061) for the first nine months

•	Operating income, excluding major one time items, for the third quarter amounted to 747 MSEK compared with 694 MSEK previous year and 1,912 MSEK (1,779) for the first nine months

•	Net profit for the third quarter amounted to 562 MSEK (219), and nine month net profit was 1,301 MSEK (1,770)

•	Third quarter EPS was 1.79 SEK (0.63), and nine month EPS was 4.08 SEK (5.26)

Sales and results for the third quarter

Swedish Match sales for the third quarter increased by 1 percent to 3,461 MSEK (3,419). In local currency terms sales decreased by 1 percent. Excluding divested companies, sales increased by 3 percent. All product areas except matches demonstrated sales growth. Match sales declined primarily as a result of the divestiture of Wimco Indian operations on July 1, 2005.

For snuff, sales grew by 2 percent during the third quarter, to 809 MSEK (791) while operating income increased by 8 percent to 401 MSEK (371). Swedish Match volumes increased in both the US and Scandinavian markets. In Scandinavia, operating income improved as a result of volume growth for pouched snuff. For the product group snuff, operating margin was 49.5 percent (46.9).

Sales of cigars in the third quarter amounted to 874 MSEK (848) and operating income grew by 8 percent, to 188 MSEK (174). Sales and operating income for cigars grew in Europe, while machine made cigars in the US showed a weaker development. Operating income for premium cigars in the US grew somewhat. Operating margin for cigars amounted to 21.5 percent (20.6).

Group operating income for the third quarter reached 953 MSEK (454). During the third quarter 2005, the sale of the General Cigar building in New York resulted in pre-tax income of 206 MSEK. Last year’s third quarter Group operating income included match impairment charges and provisions amounting to 240 MSEK. Excluding these items, Group operating income exceeded year ago levels by 8 percent, reaching 747 MSEK (694).

Operating margin for the third quarter amounted to 21.6 percent excluding the income for the building in New York. For the third quarter 2004, operating margin amounted to 20.3 percent excluding match impairment charges and provisions.

During the third quarter EPS, both basic and diluted, amounted to 1.79 SEK, compared to 0.63 SEK last year.

Sales and results for the first nine months

Sales for the first nine months amounted to 9,811 MSEK (9,797). Excluding divested companies, sales increased by 1 percent. Operating income amounted to 2,118 MSEK (3,061). Last year’s operating income for the first nine months included some larger one time items, the income of 1,521 MSEK from the settlement with UST and match impairment charges and provisions of 240 MSEK. Excluding the third quarter gain from the sale of the New York real estate and larger one time items the year before, operating income during the first nine months increased by 7 percent to 1,912 MSEK (1,779).

EPS (basic) for the first nine months was 4.08 SEK (5.26). Excluding larger one time items earnings per share was 3.79 SEK compared to 3.30 SEK during last year’s first nine months. Diluted EPS amounted to 4.06 SEK (5.24).

Group operating margin during the first nine months was 19.5 percent excluding the gain from the sale of the New York real estate. Excluding larger one time items, operating margin during last year’s first nine months was 18.2 percent.

Summary of Consolidated Income Statement

	January – September		Full year 2004
MSEK	2005	2004
Sales	9,811	9,797	13,007
Operating income excl. major one time items	1,912	1,779	2,280
Operating income	2,118	3,061	3,561
Profit before tax	2,001	2,963	3,397
Net income incl. minority interest	1,301	1,770	2,061

Sales by product area

	July - Sep		Jan - Sep		Change %	12 months ended Sep 30, -05	Full year 2004	Change %
MSEK	2005	2004	2005	2004
Snuff	809	791	2,312	2,356	(2)	3,038	3,081	(1)
Chewing Tobacco	290	285	800	821	(3)	1,036	1,058	(2)
Cigars	874	848	2,449	2,381	3	3,239	3,171	2
Pipe Tobacco & Accessories	241	234	674	659	2	916	901	2
Matches	298	348	961	1,012	(5)	1,327	1,378	(4)
Lighters	156	147	454	439	3	596	582	3
Other operations	792	766	2,162	2,128	2	2,870	2,836	1

Total	3,461	3,419	9,811	9,797	0	13,022	13,007	0

In this interim report amounts are stated in Swedish crowns rounded to the nearest million. The figures in the report are based on data from the consolidation system which are in thousands of Swedish Crowns. By rounding the figures in the interim report, totals may not always equal the sum of the included rounded numbers.

Operating income by product area

	July - Sep		Jan - Sep		Change %	12 months ended Sep 30, -05	Full year 2004	Change %
MSEK	2005	2004	2005	2004
Snuff	401	371	1,112	1,089	2	1,399	1,376	2
Chewing Tobacco	94	82	247	237	4	314	304	3
Cigars	188	174	436	460	(5)	544	567	(4)
Pipe Tobacco & Accessories	62	69	177	182	(3)	249	254	(2)
Matches	31	28	45	(28)		60	(12)
Lighters	16	6	44	23	86	33	13	155
Other operations	(47)	(38)	(149)	(184)		(187)	(222)

Subtotal	747	694	1,912	1,779	7	2,412	2,280	6
Major one time items
Income from real estate sale	206	—	206	—		206	—
Income from settlement with UST	—	—	—	1,521		—	1,521
Match impairment charges	—	(150)	—	(150)		—	(150)
Provision for acquisition of shares in Wimco Ltd.	—	(90)	—	(90)		—	(90)

Subtotal	206	(240)	206	1,281		206	1,281

Total	953	454	2,118	3,061	(31)	2,618	3,561	(26)

Operating margin by product area

	July - Sep		Jan - Sep		12 months ended Sep 30, -05	Full year 2004
Percent	2005	2004	2005	2004
Snuff	49.5	46.9	48.1	46.2	46.1	44.7
Chewing Tobacco	32.5	28.8	30.9	28.8	30.3	28.7
Cigars	21.5	20.6	17.8	19.3	16.8	17.9
Pipe Tobacco & Accessories	25.7	29.7	26.3	27.6	27.2	28.2
Matches	10.5	8.1	4.7	(2.7)	4.5	(0.9)
Lighters	10.4	4.4	9.6	5.3	5.6	2.2

Group*	21.6	20.3	19.5	18.2	18.5	17.5

*	Excluding major one time items

Smokeless Tobacco

Swedish Match has an international presence in smokeless tobacco, and sells products on most major smokeless markets. Swedish Match is a market leader in snuff in Sweden and Norway. On the largest snuff market in the world, the US, as well as in South Africa, Swedish Match has a significant position. In the US, Swedish Match is the largest manufacturer on the market for chewing tobacco. Smokeless tobacco products are increasingly recognized as having significantly lower health consequences than cigarettes. This knowledge, together with increased restrictions for cigarette smoking creates good conditions for organic growth, especially for snuff.

Snuff

Sweden is the world’s largest snuff market when it comes to per capita consumption. In Sweden, a substantially larger proportion of the male population uses snuff compared to cigarettes. The number of women using snuff is steadily increasing. The Norwegian market, which is substantially smaller than the Swedish market, is at present showing strong growth. The US is the world’s largest snuff market measured in number of cans and is approximately five times larger than the Swedish market. In Sweden and Norway, Swedish Match has the leading position. In the US, the Company is well positioned in the faster growing value price segment. Some of the best known brands include General, Ettan, and Grov in Sweden, Timberwolf in the US and Taxi in South Africa.

During the third quarter, sales increased by 2 percent versus the previous year, to 809 MSEK (791), and operating income grew by 8 percent, to 401 MSEK (371). Volumes increased in Scandinavia (2.5 percent) as well as in the US (3.0 percent), measured in number of cans. Operating margin reached 49.5 percent (46.9).

Sales for the first nine months amounted to 2,312 MSEK (2,356), a decrease of 2 percent. In Scandinavia sales volumes increased by 1.4 percent. In Sweden the decrease was 1 percent, while volumes in Norway as well as tax free sales increased. Loose snuff declined on the Swedish market, while sales of pouched snuff increased. The proportion of pouched snuff is currently 58 percent of the market, compared to 55 percent in September 2004. Competition on the Swedish market has increased. Swedish Match’s market share amounted to 94 percent according to the latest Nielsen estimates.

In the US, year to date sales volumes were up by 1.3 percent versus previous year measured in number of cans. Sales of Longhorn were considerably higher than the year before, while sales for Timberwolf were lower. At the end of 2004 the Timberwolf brand was repositioned with a lower price. Swedish Match’s total market share in the US market amounted to 9.4 percent (8.9) for the September year-to-date period, according to Nielsen estimates.

Operating income year to date amounted to 1,112 MSEK (1,089), up 2 percent. On the Nordic market operating income increased mainly due to higher volumes, improved average prices and lower costs as a result of the accomplished reorganization. In the US, operating income declined due the repositioning of the Timberwolf brand with a lower list price. Operating margin for snuff for the year to date was 48.1 percent (46.2).

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market, with concentration in the southern US. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US, and the market share is 44 percent, according to Nielsen estimates. The chewing tobacco segment declines each year due to relatively few new consumers. Some consumers choose to use snuff instead.

During the third quarter, sales increased by 2 percent, to 290 MSEK (285), and operating income grew by 15 percent, to 94 MSEK (82). Operating margin reached 32.5 percent (28.8).

Sales for the first nine months declined by 3 percent to 800 MSEK (821), while operating income increased by 4 percent to 247 MSEK (237). The sales decrease is mainly attributable to a weaker average rate during the first nine months for the US dollar. Higher average prices partially compensated for volume loss and lower costs contributed to the improved operating income. Operating margin amounted to 30.9 percent (28.8).

Cigars and Pipe Tobacco

Swedish Match is one of the world’s largest operators within cigars and pipe tobacco. Organic growth opportunities are mainly within cigars, while the consumption of pipe tobacco decreases.

Cigars

Swedish Match is the second largest producer of cigars and cigarillos in sales value. Swedish Match offers a full range of different cigars and brands. Well known brands include Macanudo, La Gloria Cubana, White Owl, Garcia y Vega, La Paz, Justus van Maurik, and Wings. The US is the largest cigar market in the world and Swedish Match has a leading position in the premium segment, and is well established in the segment for machine made cigars. After the US, the most important cigar markets are in Europe, where Swedish Match is well represented in most countries, with an especially good market position in The Netherlands and Scandinavia. In Europe, machine made cigars dominate.

During the third quarter, sales increased by 3 percent, to 874 MSEK (848), and operating income increased by 8 percent, to 188 MSEK (174). Operating margins reached 21.5 percent (20.6). Unit volumes improved in Europe and for US premium cigars, while volumes were lower in the US mass market.

Sales for the first nine months amounted to 2,449 MSEK (2,381), an increase of 3 percent. Sales were up in Europe and for premium cigars in the US, while sales were down for machine made cigars in the US as a result of increased market activities from competitors.

Operating income for the first nine months declined by 5 percent to 436 MSEK (460). Operating margin amounted to 17.8 percent (19.3). Excluding charges of 75 MSEK related to the integration of General Cigar in 2005, and 11 MSEK regarding restructuring programs in Europe in 2004, operating income grew by 9 percent. The increase in operating income is primarily due to lower costs as a result of previous restructuring measures.

Pipe Tobacco and Accessories

Swedish Match is one of the largest pipe tobacco companies in the world and its products are marketed worldwide. The Borkum Riff brand is sold in over 60 countries. The Company has its most significant presence in South Africa, where local production takes place. Best Blend and Boxer are major brands in South Africa. Pipe tobacco consumption declines on most established markets, as the segment attracts relatively few new consumers. However, the demand is increasing in certain smaller export markets.

During the third quarter, sales grew by 3 percent, to 241 MSEK (234), and operating income declined by 11 percent, to 62 MSEK (69). Operating margin was 25.7 percent (29.7).

Sales for the first nine months amounted to 674 MSEK (659). Improved price levels and a strong South African Rand helped to compensate for lower volumes. Operating income was 177 MSEK (182). Operating margin amounted to 26.3 percent (27.6).

Lights

Swedish Match markets matches and lighters globally.

Matches

Swedish Match is a market leader in many markets for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Redheads.

During the third quarter, sales declined by 15 percent, to 298 MSEK (348), and operating income was 31 MSEK (28). On July 1 the Indian match company Wimco Ltd. was divested. Excluding Wimco sales for the third quarter last year, sales were unchanged, but volumes declined. During the third quarter a writedown in the match operations was made and the factory and property in Valencia, Spain was divested with a gain. The match factory in Valencia was closed down during the first quarter this year.

Sales for the first nine months amounted to 961 MSEK (1,012). In local currency terms, and excluding the effect of the Wimco divestiture, sales declined by 4 percent.

Operating income during the first nine months was 45 MSEK (negative 28). These figures include costs of 31 MSEK for the closure of the Valencia, Spain factory during the first quarter 2005 and charges of 105 MSEK relating to the restructuring of match operations in Europe during the first half of 2004. Excluding these items, the operating income was in line with last year. Operating margin amounted to 4.7 percent (negative 2.7).

Lighters

Swedish Match produces and distributes disposable lighters and the main brand is Cricket. Swedish Match’s largest market is Russia. Several markets are faced with an intensely competitive situation from, among others, Chinese producers.

During the third quarter, sales grew by 6 percent, to 156 MSEK (147), and operating income grew to 16 MSEK (6). Increased volumes, lower costs and productivity improvements are behind the better results. Operating margin was 10.4 percent (4.4).

Sales for the first nine months were 454 MSEK (439), an increase of 3 percent. Volumes increased but the average price for lighters decreased. Operating income increased to 44 MSEK (23). Operating margin improved to 9.6 percent (5.3).

Other Operations

Other operations include the distribution of tobacco products on the Swedish market, an Irish distribution business, sales of advertising products, as well as corporate overheads.

During the third quarter, operating income amounted to a negative 47 MSEK (negative 38). Corporate overheads have increased due to work in fulfilling requirements under the Sarbanes Oxley Act.

For the first nine months, operating income for other operations was a negative 149 MSEK (negative: 184). Last year’s expense included charges of 44 MSEK related to both the closure of a distribution center in Sweden and severance payments and other expenses with regard to the former CEO.

Financing and net financial expense

At the close of the period the Group’s net debt amounted to 1,213 MSEK, as compared to 527 MSEK on December 31, 2004, an increase of 686 MSEK. The increase is primarily due to the acquisition of the minority shares in General Cigar for 1,099 MSEK, share repurchase of 895 MSEK and paid dividend of 612 MSEK. Cash flow from operations was 1,672 MSEK compared with 2,901 MSEK a year ago, which included the settlement with UST. During the period 10,367,514 shares were repurchased, amounting to 895 MSEK, and sales of treasury shares related to options programs amounted to 23 MSEK.

During the period new bond loans of 911 MSEK have been issued. The bonds have been issued within the Group’s outstanding bond programs. Amortization for the period amounted to 499 MSEK.

Liquid funds, including short term investments, amounted to 2,747 MSEK at the end of the period, compared with 3,002 MSEK at the beginning of the year.

Net interest expense for the first nine months amounted to a negative 109 MSEK (negative 113). Other financial items, net, amounted to an expense of 9 MSEK (16).

Taxes

Total tax for the first nine months amounted to 700 MSEK (1,194), corresponding to an average tax rate of 35 percent. The tax rate for the gain from the sales of the real estate in New York is estimated to be 55 percent.

Earnings per share

Earnings per share for the first nine months amounted to 4.08 SEK (5.26). The gain from the sale of the real estate has affected EPS positively by 29 öre. Last year’s earnings per share, for the first nine months, was positively affected by larger one time items by 1.96 SEK.

Capital expenditure, depreciation and amortization

The Group’s direct investments in tangible fixed assets amounted to 271 MSEK (349). The investments include increased capacity for pouched snuff and rationalizations in the cigar operations. Total depreciation and amortization amounted to 346 MSEK (369), of which depreciation on tangible assets amounted to 257 MSEK (258) and amortization of intangible assets amounted to 89 MSEK (111).

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 9,668 MSEK (9,974).

Average number of Group employees

The average number of employees in the Group during the first nine months was 14,625 compared with 15,039 for the full year 2004. The number of employees decreased as a result of the divestment of Wimco Ltd. and rationalizations within several product areas.

Share structure

During the first nine months of 2005 10.4 million shares were repurchased at an average price of 86.36 SEK. As at September 30, 2005 Swedish Match held 24.8 million shares in its treasury, corresponding to 7.4 percent of the total amount of shares. Total shares bought back by Swedish Match since the buyback programs started have been repurchased at an average price of 53.29 SEK. The number of shares outstanding, net after repurchase and after the sale of treasury shares, as per September 30, 2005 amounted to 311.8 million. In addition, the Company has call options issued and outstanding on its treasury shares corresponding to 4.9 million shares exercisable in gradual stages from 2005-2010.

The Annual General Meeting on April 27, 2005 renewed the mandate to repurchase shares up to 10 percent of the shares of the Company. In addition, a decision was made to cancel 12.0 million shares held in treasury. Furthermore, the Annual General Meeting decided to reduce the share capital by reducing the shares’ nominal value from 2.40 SEK to 1.20 SEK and reduce the statutory reserve of the parent company by 114 MSEK. These reductions became effective on October 5 and consequently 532 MSEK was transferred from restricted equity to unrestricted equity. After the transfer to unrestricted equity, the total amount of registered shares in the Company is 324,596,181 of which the Company holds 12,832,900 shares in its treasury corresponding to 4.0 percent of the total amount of shares.

Other events and events after the period

During the second quarter, Swedish Match has acquired all outstanding shares of General Cigar and now owns 100 percent of the company. The second quarter was impacted by integration costs of 75 MSEK. Cost saving effects due to the integration is expected to impact results from 2006. During September the sale of General Cigar’s real estate in New York was concluded.

In February 2005, The Second Circuit Court of Appeals in New York ruled in favour of General Cigar in a lawsuit filed by Cubatabaco over trademark ownership of the Cohiba brand in the US. Cubatabaco has filed a petition to the US Supreme Court seeking review. This case has been ongoing since 1997.

As previously announced, Swedish Match on July 1 sold its 74 percent holding of the Indian match company, Wimco to a subsidiary of Indian Tobacco Company (ITC). Wimco is therefore not included in Swedish Match’s consolidated numbers as per July 1. On September 29, 2005 Swedish Match acquired 16.8 percent of the total amount of outstanding shares in Wimco in an open offer as per an earlier ruling from the Securities and Exchange Board of India (SEBI). It is the intention of Swedish Match to sell these shares in connection with ITC’s offer to buy all outstanding shares of Wimco, which the company estimates to be completed before the end of the current year.

Distribution of surplus funds

Dividend

Swedish Match’s dividend policy is that the dividend should largely follow the trend of the Group’s net income. When establishing a dividend, the size of planned repurchases of shares is also taken into account. It is estimated that the dividend amount will be between 30-50 percent of net income for the year.

Repurchase

A repurchase of shares is, in principle, a reverse new share issue and makes it possible to work continuously to optimize the capital structure of the balance sheet. In view of Swedish Match’s stable and positive cash flow, the position of the Board of Directors with regard to repurchase of shares is positive.

The size and scope of share buybacks depend, in exactly the same way as the size of the dividend, on Swedish Match’s financial position, net income, anticipated future profitability, cash flow, investments and expansion plans. Other factors that affect repurchases are the price of the shares, the Group’s interest and tax expenses, and the earnings available for distribution.

Financial restrictions

When considering the size of the surplus funds to be transferred to shareholders, it has been decided that the following restrictions should apply:

•	The Company shall over time strive for a capital structure with an interest cover based on EBITA (profit before financial items, interest and amortization on intangible assets/net interest) that exceeds nine times.

•	The Company shall over time strive for a net debt divided by EBITA below two.

Accounting principles

This interim report is prepared in accordance with the Accounting Standard IAS 34 Interim Financial Reporting from the International Accounting Standards Board.

New accounting principles 2005

As of January 1, 2005 Swedish Match changed its accounting principles for the preparation of financial statements to comply with International Financial Reporting Standards (IFRS). Previously the financial statements were prepared in accordance with Swedish Generally Accepted Accounting Principles (“Swedish GAAP”).

The financial statements for periods beginning on or after January 1, 2005 are therefore prepared in accordance with IFRS. IFRS has also been retrospectively applied to year 2004 comparable data but with the exception of the reporting of financial instruments (IAS 32 and IAS 39) and share-based payments (IFRS 2). The financial instruments and share-based payments have not been restated as Swedish Match does not fall under the retrospective reporting requirements for these standards.

The financial statements are from January 1, 2005, set up as specified in IAS 1. The main implication of applying IAS 1, is that net income, on the face of the income statement, and equity, on the face of balance sheet, are presented including the minority’s interest.

For Swedish Match, the transition to IFRS has changed the reporting of biological assets (IAS 41), goodwill (IFRS 3 and IAS 38), financial instruments (IAS 32 and IAS 39) and share-based payments (IFRS 2). The accounting principles for employee benefits (IAS 19) were already adopted on January 1, 2004 under Swedish GAAP and therefore Swedish Match’s financial statements already complied with IAS 19 in 2004.

Goodwill and biological assets

Information on changes in accounting principles for biological assets (IAS 41) and goodwill (IFRS 3 and IAS 38), due to the transition to IFRS, is included in the report of operations for 2004 and the annual report for 2004.

Financial instruments

The rules for reporting of financial instruments, IAS 39, imply that financial assets and liabilities, including all derivatives, shall be measured at fair value or amortized cost depending on classification of the asset and liability. The gain or loss from a change in the value of a financial asset or liability shall be recognized, depending on classification, in profit or loss or directly in equity until realized.

According to IAS 39, companies can apply hedge accounting. Under hedge accounting, a company shall link a balance sheet item to a designated hedging instrument. To qualify for hedge accounting under IAS 39, the hedging relationship has to satisfy strict requirements.

The major portion of the Group’s borrowing was originally assumed at a fixed interest rate but subsequently converted to a floating rate by means of interest rate swaps. Swedish Match has decided to apply hedge accounting on interest rate swaps that can be linked to the original borrowing.

All other financial instruments within Swedish Match will be subject to fair value accounting and the gain or loss from change in value will be recognized in the profit and loss.

At transition to IFRS, the difference between the fair values or amortized costs of the financial assets and liabilities and the values reported according to Swedish GAAP was recognized directly in equity. Any initial recognition of derivatives not previously recognized was also reported directly in equity. At January 1, 2005, an increase in equity of 31 MSEK was thereby reported. The reporting in accordance with IAS 39 has resulted in a negative effect in net income by 3 MSEK during the first nine months of 2005.

Share-based payments

The rules for reporting of share-based payments (such as Swedish Match’s option program), IFRS2, imply that an assessed fair value of the options shall be expensed during a vesting period or at a vesting date. During the first nine months 2005, net income has been negatively affected by 3 MSEK due to reporting in accordance with IFRS 2.

Additional information

This report has not been reviewed by the Company’s auditors. The full year 2005 report will be released February 15, 2006. The Annual General Meeting will be held in Stockholm on April 20, 2006.

Stockholm, October 25, 2005

Sven Hindrikes

President and Chief Executive Officer

Key data

	January - September		12 months ended Sep 30, 2005	Full year 2004
	2005	2004
Operating margin, %1)	19.5	18.2	18.5	17.5
Operating capital, MSEK	8,148	7,840	8,148	7,243
Return on operating capital, %1)			30.2	29.1
Return on shareholders’ equity, %			33.5	48.1

Net debt, MSEK2)	1,213	1,229	1,213	527
Net debt/equity ratio, %	24.6	24.4	24.6	10.5
Equity/assets ratio, %	31.1	31.4	31.1	33.7
Investments in tangible assets, MSEK	271	349	409	486
EBITDA, MSEK3)	2,319	2,243	2,959	2,884
EBITA, MSEK4)	2,030	1,913	2,581	2,464
EBITA interest cover	18.7	17.0	16.3	15.2
Net debt/EBITA			0.5	0.2
Share data5)
Earnings per share, SEK
Basic	4.08	5.26	4.90	6.10
Diluted	4.06	5.24	4.89	6.08
Excluding major one time items, diluted	3.77	3.29	4.61	4.12
Excluding amortization and major one time items, diluted	4.00	3.56	4.94	4.50

Shareholders’ equity per share, SEK	15.81	13.68	15.81	14.05
Number of shares outstanding at end of period	311,763,281	321,100,681	311,763,281	321,516,893
Average number of shares outstanding	316,983,930	327,155,038	318,080,314	325,708,645
Average number of shares outstanding, diluted	318,028,805	328,487,004	319,163,877	327,013,542

1)	Excluding major one time items
2)	Pension liabilities are not included in net debt
3)	Operating income excluding major one time items adjusted for depreciation, amortization and writedowns
4)	Operating income excluding major one time items adjusted for amortization and writedowns of intangible assets
5)	Net income attributable to Swedish Match equity holders

Consolidated Income Statement in summary

MSEK

	July - Sep				Jan – Sep				Change %	12 months ended Sep 30, -05		Full year 2004		Change %
	2005		2004		2005		2004
Sales, including tobacco tax	5,754		5,761		16,244		16,362			21,587		21,705
Less tobacco tax	(2,294)		(2,342)		(6,432)		(6,566)			(8,565)		(8,698)

Sales	3,461		3,419		9,811		9,797		0	13,022		13,007		0
Cost of goods sold	(1,848)		(1,954	)a)	(5,319)		(5,403	)a)		(7,163)		(7,246	)a)

Gross profit	1,612		1,465		4,492		4,394		2	5,860		5,761		2

Sales and administrative expenses	(664	)c)	(1,011	)b)	(2,386	)c)	(2,853	)b)		(3,256	)c)	(3,722	)b)
Shares in earnings of associated co.	4		(1)		12		(1)			15		1

	953		454		2,118		1,539		38	2,618		2,040		28
Settlement income	0		0		0		1,521			0		1,521

Operating income	953		454		2,118		3,061		(31)	2,618		3,561		(26)

Net interest expense	(47)		(32)		(109)		(113)			(158)		(163)
Other financial items, net	(7)		8		(9)		16			(26)		(2)

Net financial items	(54)		(24)		(117)		(97)			(185)		(164)

Profit before taxes	899		430		2,001		2,963		(32)	2,434		3,397		(28)
Taxes	(337)		(211)		(700)		(1,194)			(843)		(1,336)
Net income for the period	562		219		1,301		1,770		(27)	1,591		2,061		(23)

Attributable to:
Swedish Match equity holders	562		200		1,292		1,721			1,560		1,988
Minority interests	0		19		8		49			32		72

Net income for the period	562		219		1,301		1,770		(27)	1,591		2,061		(23)

Earnings per share, basic, SEK	1.79		0.63		4.08		5.26			4.90		6.10
Earnings per share, diluted, SEK	1.79		0.63		4.06		5.24			4.89		6.08

a)	Including impairment charge in match operations of 150 MSEK
b)	Including provisions for acquisition of shares in Wimco Ltd. of 90 MSEK
c)	Including income from sale of real estate of 206 MSEK

Consolidated Balance Sheet in summary

MSEK

	Sep 30, 2005	Dec 31, 2004
Intangible fixed assets	4,230	3,452
Tangible fixed assets	2,549	2,712
Financial fixed assets	949	760
Current operating assets	5,364	4,884
Short-term investments	804	1,815
Cash and bank	1,943	1,187

Total assets	15,839	14,809

Swedish Match equity holders	4,930	4,516
Minority interests	3	481

Total equity	4,933	4,997
Long-term provisions	2,883	2,487
Long-term loans	3,525	2,559
Other long-term liabilities	43	21
Short-term provisions	817	647
Short-term loans	435	970
Other current liabilities	3,203	3,129

Total shareholders’ equity, provisions and liabilities	15,839	14,809

Consolidated Cash Flow Statement in summary

MSEK

	Jan - Sep 2005	Jan - Sep 2004
Income after financial items	2,001	2,963
Non-cash items and taxes paid	(332)	(97)
Cash flow from operations before changes in Working Capital	1,669	2,866
Cash flow from changes of Working Capital	3	35

Cash flow from operations	1,672	2,901

Investments
Investments in property, plant and equipment	(271)	(349)
Sales of property, plant and equipment	611	33
Investments in intangibles	—	(19)
Investments in consolidated companies	—	(53)
Payment of minority shares in General Cigar	(1,099)	—
Investments in other companies	—	(10)
Divestment of business operations	7	117
Changes in financial receivables etc.	(50)	6
Changes in short-term investments1)	1,011	(1,052)

Cash flow from investments	209	(1,327)

Financing
Changes in loans	412	(733)
Dividends	(612)	(558)
Repurchase of own shares	(895)	(658)
Sale of treasury shares	23	63
Other	(156)	31

Cash flow from financing	(1,228)	(1,855)

Cash flow for the period	653	(281)
Cash and bank at the beginning of the period	1,187	1,497
Translation difference attributable to cash and bank	103	(6)

Cash and bank at the end of the period	1,943	1,210

1)	Refers to investments in short term securities as part of the cash management activities. The sum of cash and bank and short-term investments amounted to 2,747 MSEK at the end of the period compared to 3,002 MSEK at the end of 2004.

Change in Shareholders’ equity

	Jan – Sep 2005			Jan – Sep 2004
MSEK	Swedish Match equity holders	Minority interest	Total equity	Swedish Match equity holders	Minority interest	Total equity
Opening balance as per Dec 31	4,516	481	4,997	3,758	604	4,362
New accounting principle, IAS 39	31	17	48
Repurchase of own shares	(895)		(895)	(658)		(658)
Sale of treasury shares	23		23	63		63
Dividend paid	(612)		(612)	(558)		(558)
Acquisition of minority shares in Best Blend					(16)	(16)
Acquisition of minority shares in General Cigar		(532)	(532)
Divestment of shares in Wimco		(6)	(6)
Fair value reserve IAS 39 etc.	5		5
Translation difference for the period	570	35	604	65	8	73
Net income for the period	1,292	8	1,301	1,721	49	1,770

Closing balance at end of period	4,930	3	4,933	4,391	645	5,036

Quarterly data

MSEK

	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05
Sales, including tobacco tax	4,973	5,628	5,761	5,343	4,886	5,604	5,754
Less tobacco tax	(1,971)	(2,252)	(2,342)	(2,132)	(1,918)	(2,220)	(2,294)

Sales	3,002	3,376	3,419	3,211	2,967	3,384	3,461
Cost of goods sold	(1,585)	(1,864)	(1,804)	(1,843)	(1,629)	(1,842)	(1,848)

Gross profit	1,417	1,512	1,615	1,367	1,338	1,542	1,612

Sales and administrative expenses	(909)	(933)	(921)	(869)	(811)	(911)	(870)
Shares in earnings of associated co.	(1)	0	(1)	2	2	6	4

	507	579	694	500	528	637	747
Income from real estate sale	—	—	—	—	—	—	206
Income from settlement with UST	1,417	104	—	—	—	—	—
Match impairment charges	—	—	(150)	—	—	—	—
Provision for acquisition of shares in Wimco Ltd	—	—	(90)	—	—	—	—

Operating income	1,924	683	454	500	528	637	953

Net interest expense	(42)	(39)	(32)	(50)	(20)	(42)	(47)
Other financial items, net	(4)	12	8	(17)	(2)	0	(7)

Net financial items	(47)	(27)	(24)	(67)	(21)	(42)	(54)

Profit before tax	1,878	656	430	433	507	595	899
Income taxes	(738)	(245)	(211)	(142)	(167)	(196)	(337)

Net income for the period	1,140	411	219	291	340	399	562

Attributable to:
Swedish Match equity holders	1,130	391	200	268	333	397	562
Minority interests	10	20	19	23	7	2	0

Net income for the period	1,140	411	219	291	340	399	562

Sales by product area

MSEK

	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05
Snuff	751	814	791	726	703	800	809
Chewing Tobacco	254	282	285	237	242	267	290
Cigars	687	846	848	790	734	841	874
Pipe Tobacco & Accessories	211	214	234	242	216	218	241
Matches	324	340	348	366	294	369	298
Lighters	146	146	147	142	143	155	156
Other operations	628	734	766	708	635	734	792

Total	3,002	3,376	3,419	3,211	2,967	3,384	3,461

Operating income by product area MSEK
	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05
Snuff	354	365	371	287	324	388	401
Chewing Tobacco	73	82	82	67	69	83	94
Cigars	129	156	174	108	136	112	188
Pipe Tobacco & Accessories	60	53	69	72	60	56	62
Matches	(19)	(37)	28	15	(17)	30	31
Lighters	8	9	6	(10)	12	15	16
Other operations	(98)	(48)	(38)	(38)	(56)	(46)	(47)

Subtotal	507	579	694	500	528	637	747
Major one time items
Income from real estate sale	—	—	—	—	—	—	206
Income from settlement with UST	1,417	104	—	—	—	—	—
Match impairment charges	—	—	(150)	—	—	—	—
Provision for acquisition of shares in Wimco Ltd.	—	—	(90)	—	—	—	—

Subtotal	1,417	104	(240)	—	—	—	206

Total	1,924	683	454	500	528	637	953

Operating margin by product area PERCENT
	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05
Snuff	47.1	44.8	46.9	39.5	46.0	48.5	49.5
Chewing Tobacco	28.7	29.0	28.8	28.4	28.6	31.2	32.5
Cigars	18.8	18.5	20.6	13.6	18.6	13.3	21.5
Pipe Tobacco & Accessories	28.4	24.6	29.7	29.8	27.6	25.6	25.7
Matches	(5.7)	(11.0)	8.1	4.2	(5.6)	8.2	10.5
Lighters	5.7	5.9	4.4	(7.3)	8.6	9.8	10.4

Group*	16.9	17.1	20.3	15.6	17.8	18.8	21.6

*	Excluding major one time items

Comparison of financial statements according to Swedish GAAP and IFRS

In the tables below, the financial statements for the third quarter 2004 according to Swedish GAAP is accompanied with the restated financial statements according to IFRS as well as the reconciliation between the two.

A reconciliation of the full year 2004 financial statements according to Swedish GAAP and IFRS are presented in the fourth quarter interim report and annual report for year 2004.

Consolidated adjusted closing balance per Sep 30, 2004 in summary

MSEK

	Reported Sep 30, 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Sep 30, 2004
Intangible fixed assets	3,494	131		3,625
Tangible fixed assets	2,763		26	2,789
Financial fixed assets	517			517
Current operating assets	5,653			5,653
Short-term investment	1,210			1,210
Cash and bank	2,221			2,221

Total assets	15,858	131	26	16,015

Swedish Match equity holders	4,262	112	17	4,391
Minority interests	638	6	1	645

Total equity	4,900	118	18	5,036

Provisions	3,084	14	8	3,105
Long-term loans	4,047			4,047
Other long-term liabilities	20			20
Short-term loans	613			613
Other current liabilities	3,195			3,195

Total shareholders’ equity, provisions and liabilities	15,858	131	26	16,015

Consolidated Income Statement January – September, 2004 in summary

MSEK

	Reported Jul-Sep 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Jul–Sep 2004	Reported Jan-Sep 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Jan–Sep 2004
Sales, including tobacco tax	5,761			5,761	16,362			16,362
Less tobacco tax	(2,342)			(2,342)	(6,566)			(6,566)

Sales	3,419			3,419	9,797			9,797
Cost of goods sold	(1,963)		9	(1,954)	(5,421)		18	(5,403)

Gross profit	1,456		9	1,465	4,375		18	4,394

Sales and administrative expenses	(969)			(969)	(2,742)			(2,742)
Amortization, intangible assets	(87)	45		(42)	(243)	133		(111)
Shares in earnings of associated companies	(1)			(1)	(1)			(1)

	400	45	9	454	1,388	133	18	1,539
Settlement income	0			0	1,521			1,521

Operating income	400	45	9	454	2,910	133	18	3,061

Net interest expense	(32)			(32)	(113)			(113)
Other financial items, net	8			8	16			16

Net financial items	(24)			(24)	(97)			(97)

Profit before taxes	376	45	9	430	2,812	133	18	2,963
Taxes	(203)	(5)	(3)	(211)	(1,174)	(14)	(5)	(1,194)

Net income for the period	173	40	6	219	1,638	119	13	1,770

Attributable to:
Swedish Match equity holders	156	38	6	200	1,596	113	12	1,721
Minority interests	17	2	0	19	42	6	1	49

Net income for the period	173	40	6	219	1,638	119	13	1,770

Earnings per share, basic, SEK	0.49			0.63	4.88			5.26
Earnings per share, diluted, SEK	0.49			0.63	4.86			5.24

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: 08 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Sven Hindrikes, President and Chief Executive Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Lars Dahlgren, Chief Financial Officer

Office +46 8 658 04 41, Mobile +46 70 958 04 41

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations (IR)

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Richard Flaherty, Vice President, Business Control & CFO, IR (US)

Office +1 804 302 1774, Mobile +1 804 400 1774